EXHIBIT 12



               RATIO OF EARNINGS TO FIXED CHARGES
                     (CONTINUING OPERATIONS)


The following table sets forth the Company's ratio of earnings to fixed charges, on a consolidated basis, for the periods indicated:

                     Year Ended December 31,
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       1998     1997      1996      1995      1994      1993
       ----     ----      ----      ----      ----      ----

       6.8X     7.3X      8.1X 1/   6.6x 2/   7.7X      5.8X 3/



For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ The ratio for 1996 includes the gain from the sale of the St. Louis Cardinals, which increased income before income taxes by $54.7 million. Excluding the one-time gain, the ratio would have been 7.9X.

2/ The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of beer wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6X.

3/ Includes the impact of the one-time, pretax restructuring charge of $401.3 million for the company's Profitability Enhancement Program. Excluding the non-recurring special charge, the ratio would have been 7.5X.